CHASE CARD FUNDING LLC

201 North Walnut Street

Wilmington, Delaware 19801

July 28, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Meeks

Re:	Chase Issuance Trust

Registration Statement Nos. 333-239581 and 333-239581-01

(the “Registration Statement”)

Ladies and Gentlemen:

Chase Card Funding LLC (the “Company”) respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated to 10:30 a.m. on July 31, 2020, or as soon thereafter as practicable.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with the undersigned, via telephone at (212) 270-1994 or email at simon.braeutigam@jpmorgan.com, or our outside counsel Andrew M. Faulkner, of the law firm Skadden, Arps, Slate, Meagher & Flom LLP, via telephone at (212) 735-2853 or email at andrew.faulkner@skadden.com, to confirm that the Registration Statement was declared effective.

Thank you for your attention to this matter.

Sincerely,

CHASE CARD FUNDING LLC
as depositor of Chase Issuance Trust

By:	/s/ Simon Braeutigam
Name:	Simon Braeutigam
Title:	Chief Executive Officer

CHASE CARD FUNDING LLC

Acceleration Request